Exhibit 99.1

Execution Copy

BROOKFIELD PROPERTY L.P.

SECOND AMENDMENT TO THE
FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (this “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement dated as of February 20, 2019, as amended by the First Amendment to the Fourth Amended and Restated Limited Partnership Agreement dated as of March 21, 2019 (the “Agreement”) of Brookfield Property L.P. (the “Partnership”), is dated the 28th day of April, 2019 by the undersigned.  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 17.1.13, the Managing General Partner has determined that the amendments to the Agreement set forth in this Amendment do not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement to amend the rights and restrictions of the Class A Preferred Limited Partnership Units of the Partnership (the “Class A Units”), Series 1, Series 2 and Series 3 (each a “Series”) as set out in this Amendment;

AND WHEREAS, the Managing General Partner desires to amend Section 9.1.4 of the series conditions of each Series of Class A Units contained in Part I, Part II and Part III of Schedule A of the Agreement (each hereinafter referred to as the “Series Conditions”);

AND WHEREAS, pursuant to Section 12 of each of the Series Conditions, the rights, privileges, restrictions and conditions contained in such Series Conditions may be changed only with the approval of the holders of a majority of the outstanding Class A Units of such Series.

NOW THEREFORE,

1.                                      Amendment to Schedule A

Section 9.1.4 of each of the Series Conditions is hereby deleted in its entirety and replaced with the following:

If BPY or any of its Subsidiaries shall, after the Issue Date, successfully complete a tender or exchange offer or substantial issuer bid (collectively, “Substantial Issuer Bid”) for the BPY Units where the cash and the value of any other consideration included in the payment per BPY Unit exceeds the volume-weighted average trading price of a BPY Unit on the Securities Exchange during the ten trading day period following the expiration of the Substantial Issuer Bid, then the

Exchange Number shall be adjusted effective immediately after the expiration of the Substantial Issuer Bid so that it will equal the number determined by multiplying the Exchange Number in effect immediately prior to the expiration of the Substantial Issuer Bid by a fraction, the numerator of which shall be the aggregate Fair Market Value payable in the Substantial Issuer Bid, plus the product of the volume-weighted average trading price of the BPY Units over each of the 20 consecutive trading days commencing on and including the fifth trading day after the expiration of the Substantial Issuer Bid (the “Reference Price”) by the number of BPY Units outstanding immediately after the expiration of the Substantial Issuer Bid (after giving effect to the purchase of all BPY Units accepted for purchase or exchange in the Substantial Issuer Bid), and the denominator of which shall be the Reference Price multiplied by the number of BPY Units outstanding immediately prior to the expiration of the Substantial Issuer Bid, including any BPY Units purchased. In the event that BPY, or one of its Subsidiaries, is obligated to purchase BPY Units pursuant to any such Substantial Issuer Bid, but BPY, or such Subsidiary, is permanently prevented by applicable Law from effecting any such purchases, or all such purchases are rescinded, then the Exchange Number shall be readjusted to be such Exchange Number that would then be in effect if such Substantial Issuer Bid had not been made.

2.                                      In accordance with Bermuda Laws, this Amendment shall be effective as at the date of March 22, 2019.

3.                                      This Amendment shall be governed by and construed in accordance with the Laws of Bermuda.

4.                                      Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

5.                                      This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the date first above written.

MANAGING GENERAL PARTNER: BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

IN WITNESS WHEREOF, the sole holder of the Class A Preferred Limited Partnership Units, Series 1, Series 2 and Series 3 has executed this Amendment as of the date first above written.

QATAR INVESTMENT AUTHORITY

By:	/s/ Mansoor Ebrahim Al-Mahmood
	Name:	Mansoor Ebrahim Al-Mahmood
	Title:	Chief Executive Officer